September 20, 2024

Steven M. Cates
Senior Vice President and Chief Financial Officer
Westwater Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, Colorado 80112

       Re: Westwater Resources, Inc.
           Registration Statement on Form S-1
           Filed September 6, 2024
           File No. 333-281980
Dear Steven M. Cates:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. Please update this filing to reflect any changes you make in response to the staff's comments relating to your Form 10-K in the letter dated September 17, 2024. For example, at page 27 you incorporate by reference the Form 10-K filed March 19, 2024
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 20, 2024
Page 2

       Please contact Timothy S. Levenberg at 202-551-3707 or Daniel Morris at 202-551-3314
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Amy Bowler, Esq., of Holland & Hart LLP